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                                 March 29, 2000

Microvision, Inc.
19910 North Creek Parkway
Bothell, WA 98011-0066

     RE:  REGISTRATION STATEMENT ON FORM S-3

Ladies and Gentlemen:

     We have acted as counsel to Microvision, Inc., a Washington corporation (the "Company"), in connection with the following transactions:

     1. The proposed issuance by the Company of up to 555,556 shares of common stock, no par value, of the Company (the "Common Stock"), pursuant to the Stock Purchase Agreement, dated as of March 17, 2000 (the "Stock Purchase Agreement"), between the Company and Cree, Inc., a North Carolina corporation, and General Electric Pension Trust, an employee pension trust organized under the laws of New York (the "Cree/GE Shares");

     2. The issuance by the Company to Josephthal & Co., Inc., of a warrant, dated as of April 1, 1999, to purchase 32,695 shares of Common Stock (the "Josepthal Warrant"); and

     3. The issuance by the Company of 25,000 shares of Common Stock to Thomas Furness (the "Furness Shares").

     We have reviewed the corporate action of the Company in connection with the foregoing issuances and have examined such documents, corporate records, and other instruments as we have deemed necessary for the purposes of this opinion.

     Based upon the foregoing, it is our opinion that:

     1. The Cree/GE Shares, when issued and delivered in accordance with the Stock Purchase Agreement against payment therefor, will be validly issued, fully paid, and nonassessable.

     2. The shares of Common Stock issuable upon exercise of the Josepthal Warrant, when issued and delivered in accordance therewith against


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          payment for such shares, will be validly issued, fully paid, and nonassessable.

     3.   The Furness Shares are validly issued, fully paid, and nonassessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                        Very truly yours,


                                        STOEL RIVES LLP